Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: September 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted August 29, 2024
CIK No. 0002004489

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated September 10, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on August 29, 2024.

Concurrently with the filing of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) with the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted August 29, 2024

Related Party Transactions, page 84

1.	As it relates to the August 23, 2024 deed of undertaking, please disclose (i) the date on which Rainforest Capital VCC made its payment to Basel Medical in satisfaction of amounts owed by Singmed Investment Pte Ltd and Dr. Yip to Basel Medical and (ii) the actual payment amount. In addition, for the periods presented through the date of payment by Rainforest Capital VCC, please disclose a rollforward of the amounts due to and from Singmed Investment Pte Ltd, Dr. Yip and Basel Medical.

Response: Pursuant to the Deed of Undertaking between Rainforest Capital VCC and Basel Medical dated August 23, 2024 (the “Repayment Deed”), Rainforest Capital VCC undertook to fully transfer and pay to Basel Medical, any and all outstanding receivables owed by Singmed Investment Pte Ltd (“SMI”) and Dr Kevin Yip to Basel Medical and/or its subsidiaries (collectively the “Group”), being S$11,877,624, to Basel Medical by the end of September 2024.

Please refer to the table below for the original amount due from Dr. Kevin Yip and amount due from related parties as of June 30, 2023 (the “Loan Amount”). Pursuant to the Deed of Undertaking between certain Group entities and Singmed Investment Pte. Ltd. dated August 26, 2024, the Group’s subsidiaries have agreed to waive the interest on the Loan Amount from July 1, 2023 onwards. Hence, the Loan Amount has not increased since June 30, 2023.

	Applicable Amounts (US$)	Applicable Dates
Amount due from Dr Kevin Yip	976,453	As of June 30, 2023
Amount due from SMI	7,806,823	As of June 30, 2023
Total amount due from Dr Kevin Yip/SMI as of June 30, 2023	8,783,276	As of June 30, 2023

Professional medical practice salaries owed to Dr Kevin Yip by Basel Medical (offset against amount due from Dr Kevin Yip)	(682,180)	From July 1, 2023 to June 30, 2024
Professional fees for this offering paid by Rainforest Capital VCC on behalf of Basel Medical Group Ltd as of June 30, 2024 (offset against amounts due)	(599,730)	From July 12, 2023 to June 30, 2024

Cash repayments from Rainforest Capital VCC and a shareholder of Rainforest Capital VCC to the Group
Cash repayment	(20,000)	February 27, 2024
Cash repayment	(630,000)	July 22, 2024
Cash repayment	(4,048,000)	July 31, 2024
Cash repayment	(750,000)	August 15, 2024
Cash repayment	(750,000)	August 16, 2024

Total repayment by Rainforest Capital VCC and its related party and other offset amounts	(7,479,910)

Remaining amount due from Dr Kevin Yip /SMI as of September 12, 2024	1,303,366	Payable by the end of September 2024

Following the repayment of the sums set out above to Basel Medical’s Group entities, a final sum of US$1,303,366 remains due to Basel Medical, and in accordance with the terms of the Repayment Deed, such sum will be repaid to Basel Medical by Rainforest Capital VCC by the end of September 2024.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Position:	Chief Executive Officer